Filed by Vector Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Vector Acquisition Corp.

(Commission File No. 001-39560)

Rocket Lab Welcomes Two New Independent Board Members

Seasoned technology leaders Merline Saintil and Jon A. Olson join Rocket Lab Board of Directors as the company prepares for Nasdaq listing

Long Beach, California. 04 June, 2021 – Rocket Lab, the global leader in launch and space systems, has today announced the appointment of Merline Saintil and Jon A. Olson to its Board of Directors. Ms. Saintil and Mr. Olson bring decades of technology sector experience to Rocket Lab as the company prepares to become a publicly traded company on the Nasdaq via merger with Vector Acquisition Corporation (Nasdaq: VACQ), a special purpose acquisition company.

"It is an absolute privilege to welcome Merline Saintil and Jon Olson to our Board of Directors,” said Peter Beck, Rocket Lab founder and CEO. "Having served in senior leadership roles at some of the world’s most innovative technology companies, Merline and Jon bring an incredible wealth of knowledge that will undoubtedly help drive our future success as a public company.”

Merline Saintil will serve as Lead Independent Director providing leadership to the Board’s independent directors and will Chair the Compensation Committee. Jon Olson will serve as the Chair of the Audit Committee.

With more than 20 years of experience as a technology leader and business executive, Ms. Saintil is widely respected for building global award-winning products in iconic Fortune 500 and privately held companies, including Intuit, Yahoo!, PayPal, Adobe, Joyent, and Sun Microsystems. Ms. Saintil currently serves on the boards of publicly traded companies Lightspeed (NASDAQ: LPSD), Alkami Technology (NASDAQ: ALKT), and Banner Corporation (NASDAQ: BANR). Ms. Saintil was named one of the Women of Influence in 2017 by Silicon Valley Business Journal, one of the 22 Most Powerful Women Engineers in the World by Business Insider, and has received a Lifetime Achievement Award from Girls in Tech. Ms. Saintil holds a Bachelor of Science in Computer Science from Florida A&M University and earned a M.B.A. from Carnegie Mellon University.

Mr. Olson, a seasoned executive with over 40 years of semiconductor industry experience, has provided strategic insight and financial decision making at Intel Corporation for over two decades, and later as CFO at Xilinx from 2005 through to his retirement in 2016. He currently serves as Director on the Board of Xilinx. (NASDAQ: XLNX) and Kulicke & Soffa (NASDAQ: KLIC) and previously served as a Director and Audit Committee Chair of Mellanox Technologies, InvenSense. and Home Union. Mr. Olson serves as a Member of the Deans Advisory Council at the Kelley School of Business, Indiana University, where he was also inducted into the Academy of Alumni Fellows. Mr. Olson earned his Bachelor of Science in Accounting from Indiana University and his MBA from Santa Clara University.

Ms. Saintil and Mr. Olson join Rocket Lab during a period of strategic expansion for the company across its launch vehicle and space systems offerings. Rocket Lab recently unveiled its medium-lift Neutron rocket—an advanced new generation reusable launch vehicle with an 8-ton payload lift capacity tailored for mega constellations, deep space missions, and human spaceflight. Neutron will be able to lift more than 90% of all satellites forecast to launch through 2029 and introduce highly disruptive lower costs to the high-growth constellation market by leveraging Electron’s heritage, launch sites, and architecture. Ms. Saintil and Mr. Olson’s appointments also come at a time of continued growth for Rocket Lab’s space systems program, which develops satellite and spacecraft solutions for a range of commercial and government missions, from low-Earth orbit constellations to high-complexity deep space and interplanetary missions.

ENDS

Rocket Lab Media Contact:

(+64) 27 538 9040| media@rocketlabusa.com

Images and video content:

www.rocketlabusa.com/about-us/updates/link-to-rocket-lab-imagery-and-video/

About Rocket Lab

Rocket Lab is transforming the way we use and access space by delivering end-to-end solutions across the launch and space systems markets. We are motivated by the impact we can have on Earth by making it easier to get to space and use it as a platform for innovation, exploration and infrastructure. Founded in 2006 and headquartered in Long Beach, California, Rocket Lab designs and manufactures the Electron and Neutron launch vehicles, Photon satellite platform and a range of best-in-class spacecraft components. Since its first orbital launch in January 2018, Rocket Lab has delivered more than 100 satellites to orbit for government and commercial customers, enabling remote sensing, communications, Earth-observation, technology demonstrations and more. Visit www.rocketlabusa.com

Additional Information

This press release relates to a proposed transaction between Rocket Lab USA, Inc. (“Rocket Lab”) and Vector Acquisition Corporation (“Vector”). This press release does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Vector and Rocket Lab have confidentially submitted a registration statement on Form S-4 with the U.S. Securities and Exchange Commission (the “SEC”), which includes a document that, following its effectiveness, will serve as a joint prospectus and proxy statement, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all Rocket Lab and Vector shareholders. Rocket Lab and Vector will also file other documents regarding the proposed transaction with the SEC. Vector and Rocket Lab will also publicly file the registration statement with the SEC. Before making any voting decision, investors and security holders of Rocket Lab and Vector are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Rocket Lab and Vector through the website maintained by the SEC at www.sec.gov.

The documents filed by Vector with the SEC also may be obtained free of charge upon written request to Vector Acquisition Corporation, One Market Street, Steuart Tower, 23rd Floor, San Francisco, CA 94105. The documents filed by Rocket Lab with the SEC also may be obtained free of charge upon written request to Rocket Lab USA, Inc., 3881 McGowen Street, Long Beach, CA 90808.

Participants in the Solicitation

Rocket Lab, Vector and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Vector’s shareholders in connection with the proposed transaction. A list of the names of such directors, executive officers, other members of management, and employees, and information regarding their interests in the business combination will be contained in Vector’s filings with the SEC, including Vector’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, as amended by Amendment No. 1 thereto filed with the SEC on May 3, 2021, and such information and names of Rocket Lab’s directors and executive officers will also be in the Registration Statement on Form S-4 to be filed with the SEC by Rocket Lab and Vector, which will include the proxy statement of Vector. Additional information regarding the interests of such potential participants in the solicitation process will also be included in the registration statement (and will be included in the definitive proxy statement/prospectus) and other relevant documents when they are filed with the SEC.